SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following information:
Name: ACCESS CAPITAL STRATEGIES COMMUNITY INVESTMENT FUND, INC.
Address of Principal Business Office (No. & Street, City, State, and Zip Code):
419 Boylston Street, Suite 501
Boston, MA 02116
Telephone Number (including area code): (617) 236-7274
Name and Address of Agent for Service of Process:
David F. Sand
419 Boylston Street, Suite 501
Boston, MA 02116
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company of 1940 concurrently with the filing of Form N-8A:
                              Yes ☑                           No ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Washington, District of Columbia on the 10th day of April, 2006.

ACCESS CAPITAL STRATEGIES COMMUNITY INVESTMENT FUND, INC.

By:	/s/ David F. Sand*

Name:	David F. Sand

Title:	Chief Executive Officer

Attest:	/s/ Elaine F. Pitts*
	Name:	Elaine F. Pitts

	Title:	Notary

By:	/s/ Martin E. Lybecker*

Name:	Martin E. Lybecker

Title:	Attorney-in-Fact